

January 28, 2011

VIA U.S. MAIL

John V. Whitman
Chief Executive Officer
Bella Petrella's Holdings, Inc.
12501 Lake Hills Drive
Riverview, Florida 33569

> **Re:** **Bella Petrella's Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 7, 2011**
> **File No. 333-169145**

Dear Mr. Whitman:

We have reviewed your letter dated January 7, 2011, and the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1.   Please monitor the need to provide updated financial information, in accordance with Rule 3-12 of Regulation S-X.

2.   We remind you to fill in all the blanks where appropriate as you may only omit information covered by Rule 430A of Regulation C. For example, and without

limitation, please revise to complete the information under "Other Expenses of Issuance and Distribution."

Our Management, page 18

3.   We note that John V. Whitman was appointed to your board and as your chief executive officer. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Whitman should serve as your director in light of your business and structure, as required by Item 401(e) of Regulation S-K. We also refer to comment 25 in our letter dated September 29, 2010.

Related Party Transactions, page 21

4.   Please revise your disclosure to describe the transactions whereby JVW Entertainment paid $65,000 of your expenses and advanced $70,689 to you. We refer to your disclosure note 8 at page F-22 and your disclosure at page II-2. Please also confirm that all information required by Item 404 of Regulation S-K has been disclosed.

Notes to Financial Statements

Note 2 Restatement of Financial Statements, page F-6

5.   We note your statement that "the Securities and Exchange Commission disagreed with management and requested in December, 2010 that the company restate the financial statements to remove the effects of the push down accounting entries." We note a similar statement included within the 'Report of Independent Registered Public Accounting Firm' on page F-1. We remind you that the financial statements included in the document are the responsibility of management, and you should remove any statement that changes to the financial statements are the result of Staff review. Please revise your disclosures throughout your document and the audit report accordingly. See AU Section 110.02 for guidance.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Jackson L. Morris, Esq.
       (800) 310-1695 (fax)